==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.c. 20549

                               SCHEDULE 13D/A
                               (Rule 13D-101)
                  INFORMATION TO BE INCLUDED IN STATEMENTS
   FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                     TO
                               RULE 13D-2(A)
                    (Amendment No. 1 - Final Amendment)
                   SAFETY COMPONENTS INTERNATIONAL, INC.
                              (Name of Issuer)
                              ----------------
                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)
                              ----------------
                                   786474
                   (Cusip Number of Class of Securities)

                              ----------------
                               ANDREW SUTTON
                 BRERA CAPITAL PARTNERS LIMITED PARTNERSHIP
                        712 FIFTH AVENUE, 34TH FLOOR
                          NEW YORK, NEW YORK 10019
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                  Copy To:
                            PETER C. KRUPP, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                                MAY 4, 1999

     (Date of Event Which Requires Filing of Statement On Schedule 13D)

----------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: BCP INVESTORS, LLC
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|    (b)  |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                 |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
------------------------------------------------------------------------------
         NUMBER OF             7   SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8   SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10   SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON
             OO
------------------------------------------------------------------------------



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: BRERA CAPITAL PARTNERS LIMITED PARTNERSHIP
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|   (b)  |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
------------------------------------------------------------------------------
         NUMBER OF             7   SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8   SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10   SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC AND PN
------------------------------------------------------------------------------



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: BRERA SCI, LLC
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|   (b)  |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10    SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC AND OO
------------------------------------------------------------------------------



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: ALBERTO CRIBIORE
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|    (b)  |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             Italy
------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10    SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
------------------------------------------------------------------------------



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: GORDON MCMAHON
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|    (b)  |_|
------------------------------------------------------------------------------

  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                        |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             UNITED STATES
------------------------------------------------------------------------------
         NUMBER OF             7   SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10    SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
------------------------------------------------------------------------------



CUSIP No.  786474                 13D

       NAMES OF REPORTING PERSONS: JUN TSUSAKA
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |x|    (b)  |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             JAPAN
------------------------------------------------------------------------------
         NUMBER OF             7   SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                         NONE
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                         NONE

                              10    SHARED DISPOSITIVE POWER
                                         NONE
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             NONE
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
------------------------------------------------------------------------------



      This Amendment No. 1 to the Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed on April 12, 1999 (the "Schedule 13D"), by BCP Investors, LLC, a Delaware limited liability company, Brera Capital Partners Limited Partnership, a Delaware limited partnership, and Brera SCI, LLC, a Delaware limited liability company ("Brera SCI") and Alberto Cribiore, Gordon McMahon and Jun Tsusaka, the members of Brera LLC. Brera LLC, Brera Partners, Brera SCI and the Executive Personnel are collectively referred to herein as the "Filing Parties."

      Unless otherwise defined herein, all capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 13D. This Amendment constitutes the final amendment to the Schedule 13D.

      Brera SCI and the Company entered into the Investment Agreement on March 31, 1999, pursuant to which Brera SCI agreed to purchase the Series A Preferred Stock for aggregate consideration of $28 million in cash. Brera SCI also entered into the Purchase Agreement with Francis X. Suozzi to purchase 325,801 shares of Common Stock from Mr. Suozzi for $3,258,010, subject to the transactions contemplated by the Investment Agreement being effected.

      The Investment Agreement provides that it may be terminated by the mutual agreement of Brera SCI and the Company.

Item 5. Interest in Securities of the Issuer.

      (a), (b), (e) By virtue of the execution of the Investment Agreement and the Purchase Agreement, the Filing Parties may have been deemed to beneficially own up to 2,659,134 shares of Common Stock, representing in the aggregate approximately 35.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Investment Agreement to be outstanding as of March 31, 1999 plus such 2,659,134 shares). Pursuant to the Voting Agreements, Brera SCI had the ability to vote an additional 2,037,776 shares of Common Stock with respect to the matters set forth therein and pursuant to the Stockholders Agreement Brera SCI had a right of first refusal with respect to 976,576 shares of Common Stock owned by Robert A. Zummo.

      As set forth in the May 4 press release, attached hereto as Exhibit 11, the Filing Parties and the Company mutually agreed to terminate the above transactions. The Filing Parties therefore beneficially own no shares of the Company.

Item 7. Material to be Filed as Exhibits

        Item 7 is hereby amended to add the following exhibit:

Exhibit 11 Press Release of Safety Components International, Inc. dated May 4, 1999.



                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 6, 1999


                                    BRERA SCI, LLC

                                    By: /s/ Jun Tsusaka
                                       -------------------------------------
                                    Name:   Jun Tsusaka
                                    Title:  Authorized Signatory


                                    BRERA CAPITAL PARTNERS LIMITED
                                    PARTNERSHIP

                                    By: Brera Investors, LLC, its General
                                        Partner

                                    By: /s/ Jun Tsusaka
                                       ------------------------------------
                                    Name:  Jun Tsusaka
                                    Title: Member


                                    BCP INVESTORS, LLC

                                    By: /s/ Jun Tsusaka
                                       ------------------------------------
                                    Name:  Jun Tsusaka
                                    Title: Member


                                    ALBERTO CRIBIORE


                                    /s/ Alberto Cribiore
                                    ---------------------------------------

                                    GORDON MCMAHON


                                    /s/ Gordon McMahon
                                    --------------------------------------


                                    JUN TSUSAKA


                                    /s/ Jun Tsusaka
                                    --------------------------------------



                               EXHIBIT INDEX

Exhibit
Number          Exhibit
-------         -------
Exhibit 11      Press Release of Safety Components International, Inc.
                dated May 4, 1999.